SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

XBP Europe Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98400V 101

(CUSIP Number)

Howard W. Lutnick

110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400V 101

1	Names of Reporting Person. CFAC Holdings VIII, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person OO

(1)	Consists of (a) 6,064,404 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), held by CFAC Holdings VIII, LLC (“CFAC”) and (b) 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock held by CFAC which are exercisable within 60 days.

CUSIP No. 98400V 101

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person PN

(1)	Represents securities directly owned by CFAC as described above.

CUSIP No. 98400V 101

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person CO

(1)	Represents securities directly owned by CFAC as described above.

CUSIP No. 98400V 101

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person IN

(1)	Represents securities directly owned by CFAC as described above.

SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 1, 2023 (“Amendment No. 1) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 14, 2024 (“Amendment No. 2” and, together with the Original Schedule 13D and Amendment No. 1, the “Prior Schedule 13D”), by CFAC Holdings VIII, LLC, a Delaware limited liability company (“CFAC”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”) relating to their beneficial ownership of shares of common stock, par value $0.0001 per share (“Common Stock”), in XBP Europe Holdings, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by updating previously reported information with respect to the following item:

On November 21, 2024, Mr. Lutnick shared a statement in response to being nominated by U.S. President Donald J. Trump to serve as U.S. Secretary of Commerce in which he stated he intends to divest his interests in Cantor to comply with U.S. government ethics rules.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Company and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the shares of Common Stock beneficially owned by each of the Reporting Persons are on the basis of 30,166,102 shares of Common Stock issued and outstanding as of November 6, 2024 as reported by the Issuer in its Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2024.

As of the date hereof, CFAC directly owns 6,064,404 shares of Common Stock and 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock held by CFAC which are exercisable within 60 days. None of the other Reporting Persons directly own any securities of the Issuer.

CFAC
a)		Amount beneficially owned: 6,449,404	Percentage: 21.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,449,404
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,449,404

Cantor
a)		Amount beneficially owned: 6,449,404	Percentage: 21.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,449,404
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,449,404

CFGM
a)		Amount beneficially owned: 6,449,404	Percentage: 21.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,449,404
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,449,404

Howard W. Lutnick
a)		Amount beneficially owned: 6,449,404	Percentage: 21.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	6,449,404
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	6,449,404

CFAC is the record holder of the securities reported herein. CFAC is controlled by its sole member, Cantor. Cantor is controlled by its managing general partner, CFGM. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and therefore controls CFGM. Accordingly, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of the securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13D is hereby amended and supplemented with the information contained in Item 4, which is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment with respect to the undersigned is true, complete and correct.

Date: November 21, 2024

CFAC HOLDINGS VIII, LLC

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

/s/ Howard W. Lutnick
Howard W. Lutnick

[Signature Page to Amendment No. 3 to Schedule 13D, dated November 21, 2024, of CFAC Holdings VIII, LLC, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick – XBP Europe Holdings, Inc.]